EXHIBIT (a)(1)(N)

[Letterhead of Computershare]

IMMEDIATE ATTENTION REQUIRED

Re: Liberty Global plc – Tender Offers

Dear Partnership Plan Participant:

As you may already be aware, Liberty Global plc (the “Company”) has announced its invitation for its shareholders to tender (i) up to $625 million in value of its Class A ordinary shares, nominal value $0.01 per share (each, a “Class A Share”), for purchase by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., each acting as principal (each, a “Counterparty Bank,” and together, the “Counterparty Banks”), at a purchase price of not greater than $29.00 nor less than $25.25 per Class A Share (the “Class A Offer”), and (ii) up to $1.875 billion in value of our Class C ordinary shares, nominal value $0.01 per share (each, a “Class C Share,” and the Class A Shares, individually or collectively with the Class C Shares, as appropriate, the “Shares”), for purchase by the Counterparty Banks at a purchase price of not greater than $28.50 nor less than $24.75 per Class C Share (the “Class C Offer,” and together with the “Class A Offer,” the “Offers”). The Offers are pursuant to, and in accordance with, the terms of the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), which has been made available to shareholders by the Company.

Our records reflect that you hold Company Shares in the Virgin Media Inc. Share Incentive Plan (the “Partnership Plan”), and we are writing to inform you of the options available to you with regard to the Shares held in the Partnership Plan. As described below, you have the right to instruct Computershare Investor Services PLC (trading as Computershare Plan Managers) to tender Shares credited to your individual account under the Partnership Plan. For the purposes of this letter, both Computershare Investor Services PLC and EES Trustees Limited, the trustee of the Partnership Plan, are together referred to as “Computershare.”

If you wish to participate in the Offers, you will need to direct Computershare to tender your Shares held in the Partnership Plan by completing a “Tender Form” for your Class A Shares and/or Class C Shares, as applicable, and returning it to Computershare Investor Services PLC, Plans Corporate Actions, The Pavilions, Bridgwater Road, Bristol, BS99 6AH, at a date that is earlier than the “Expiration Date.” The deadline for returning the completed Tender Form to Computershare is 3 September 2019. If the applicable Offer is extended, the deadline for receipt of instructions will, to the extent feasible, be four (4) business days prior to the extended expiration date for the Class A Offer and/or Class C Offer, as applicable (such time, as it may be extended, the “Direction Deadline”) unless otherwise communicated. Please note that the Offers are applicable to both the Class A Shares in the Partnership Plan Series A and the Class C Shares in the Partnership Plan Series C (each individually a “Stock Fund” and collectively, as appropriate, the “Stock Funds”).

If you are invested in BOTH of the Stock Funds as of August 1, 2019, you will have the ability to instruct Computershare whether, and at what price(s), to tender any Class A Shares and/or Class C Shares credited to your Partnership Plan account. If you wish to instruct Computershare with respect to BOTH Class A Shares and Class C Shares, you will need to complete and return BOTH forms.

If you do not wish to participate in the Offers, you do not need to take any action and do not need to complete the Tender Form(s).

The remainder of this letter summarizes the transaction, your rights under the Partnership Plan and the procedures for providing your directions to Computershare. You should also review the more detailed explanation provided in the Offer to Purchase and the Tender Form for more information.

BACKGROUND

As further detailed in the Offer to Purchase, Liberty Global plc has invited shareholders to tender up to $625 million in value of its Class A Shares, at a purchase price not greater than $29.00 nor less than $25.25 per Class A Share and up to $1.875 billion in value of its Class C Shares, at a purchase price not greater than $28.50 nor less than $24.75 per Class C Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, in each case, for purchase by the Counterparty Banks. Liberty Global plc will select the lowest purchase price (in increments of $0.25) that will allow the Counterparty Banks to purchase up to $625 million in value of its Class A Shares and up to $1.875 billion in value of its Class C Shares. To ensure compliance with English law, any Shares purchased in the Offers will initially be purchased by a Counterparty Bank, acting as a principal and not as an agent, nominee or trustee. In turn, each Counterparty Bank will sell, and Liberty Global plc will purchase from each Counterparty Bank, such Shares at the price paid by such Counterparty Bank in the relevant Offer (along with certain other costs).

Subject to the terms and conditions of the Offers as set forth in the Offer to Purchase, if the total value of Shares tendered is less than or equal to $625 million for the Class A Offer and $1.875 billion for the Class C Offer, the Counterparty Banks will purchase all Shares that are properly tendered and not withdrawn. All Shares acquired in the Class A Offer will be acquired at the same purchase price and all Shares acquired in the Class C Offer will be acquired at the same purchase price, regardless of whether the shareholder tendered at a lower price.

The Offer to Purchase sets forth the terms and conditions of the Offers and is being provided to all Liberty Global plc shareholders. To understand the Offers fully and for a more complete description of the terms and conditions of the Offers, you should carefully read the entire Offer to Purchase.

The Offers extend to the Shares held by the Partnership Plan; as of August 1, 2019 the Partnership Plan held approximately 6,860 Class A Shares and 5,101 Class C Shares. Only Computershare, as trustee of the Partnership Plan, can tender these Shares in the Offers. Nonetheless, as a participant under the Partnership Plan, you have the right to direct Computershare whether or not to tender some or all of the Shares credited to your individual account under the Partnership Plan, and at what price or prices. Unless otherwise required by applicable law, Computershare will tender Shares credited to participant Partnership Plan accounts in accordance with participant instructions and Computershare will not tender Shares credited to participant Partnership Plan accounts for which it does not receive timely instructions.

If you do not complete the Tender Form(s) and return the form(s) to Computershare Investor Services PLC, Plans Corporate Actions, Bristol BS99 6AH, United Kingdom in a timely basis, you will be deemed to have elected not to participate in the Offers and no Shares credited to your Partnership Plan account will be tendered.

Unless otherwise required by applicable law, Computershare will not tender Shares credited to Partnership Plan accounts for which it has not received the completed Tender Form(s). Computershare makes no recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. If you are in any doubt as to the decision you should take, you should seek independent professional advice. If you are taking advice in the United Kingdom, you are recommended to consult an independent financial adviser who is authorised under the Financial Services and Markets Act 2000. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.

CONFIDENTIALITY

To assure the confidentiality of your decision, Computershare and their affiliates or agents will tabulate participant directions. Neither Computershare nor their affiliates or agents will make your individual direction to Computershare available to Liberty Global plc.

PROCEDURE FOR DIRECTING TRUSTEE

The Tender Form is available to download from the “Correspondence” section of your Employee Online account, which can be accessed through www.computershare.com/virginmedia. If you wish to participate in the Offers you will need to complete each applicable Tender Form and return it to Computershare Investor Services PLC, Plans Corporate Actions, The Pavilions, Bridgwater Road, Bristol, BS99 6AH, so that it is received no later than 11 a.m., BST, on the Direction Deadline. Please note that each Tender Form indicates the number of Class A Shares and/or Class C Shares credited to your Partnership Plan account as of August 1, 2019 that can be tendered. However, for purposes of the final tabulation, Computershare will apply your instructions to the number of whole Class A Shares and/or Class C Shares credited to your Partnership Plan account as of the Direction Deadline, or as of a later date communicated to you by Computershare, if one or both of the Offers are extended and it is feasible. If you do not provide timely and proper directions, such Shares will be considered NOT TENDERED.

To properly complete your Tender Form(s) you must do the following:

(1)

On the face of the applicable Tender Form, either select the box marked “Final Purchase Price Tender” or specify the number of Shares you wish to tender in the applicable “Auction Tender” price box(es). SELECT ONLY ONE OPTION (if more than one option is selected, you will be deemed to have not tendered):

☐

Select the box marked “Final Purchase Price Tender” if you wish to Tender your Shares at the applicable final purchase price. You should understand that this election will indicate that you will accept the final purchase price for the Class A Shares or the final purchase price for the Class C Shares, as applicable, as determined by Computershare in accordance with the terms, and subject to the conditions of, the applicable Offer. This selection may have the effect of lowering the final purchase price for the applicable Offer and could result in your tendered Shares being purchased at the lowest possible price for the Offer ($25.25 for the Class A Offer or $24.75 for the Class C Offer), less any applicable withholding taxes and without interest.

☐

Select the box(es) marked “Auction Tender” in all other cases and select the box immediately next to the price for which you wish to tender your Shares. Specify the whole number of Shares credited to your Partnership Plan account that you wish to tender at that price. You will not be permitted to tender a fraction of any Share.

You may direct the tender of Shares credited to your Partnership Plan account at different prices. To do so, you must state the number of whole Shares to be sold at each price by filling in the total of such Shares on the box immediately following the price. The total number of whole Shares you provide on each Tender Form may not exceed 100% of your holding, but it may be less than 100% of your holding. If this amount is less than 100%, you will be deemed to have instructed Computershare NOT to tender the balance of the Shares credited to your Partnership Plan account.

(2)	Date and sign the Tender Form(s) in the space provided.

(3)

Return the Tender Form(s) to Computershare not later than the Direction Deadline. If you wish to return the form(s) by overnight courier, please send the form(s) to Computershare at Computershare Investor Services PLC, Plans Corporate Actions, Bristol BS13 8AE, United Kingdom. Tender Forms will not be accepted via facsimile.

The payment due to you as a result of the Tender may also be subject to US Backup Withholding Tax at a rate of 24% unless you have the relevant US Tax Form registered against your account. We encourage you to consult your tax advisor concerning your decision to participate in the Offers and possible tax ramifications.

Your direction will be deemed irrevocable unless withdrawn by the Direction Deadline. In order to make an effective withdrawal, you must submit a new Tender Form for the applicable Shares, which may be obtained through your Employee Online account, which can be accessed through www.computershare.com/virginmedia, or by calling the Computershare helpline at +44 (0) 345 111 0321 between 8:30 am to 5:30 pm Monday to Friday BST, excluding public holidays. Upon Computershare’s receipt of the new Tender Form(s) prior to the Direction Deadline, your previous direction will be deemed cancelled. Additionally, you may change or redirect the tendering of any Shares credited to your Partnership Plan account by obtaining an additional Tender Form from Computershare, and repeating the previous instructions for directing your tender, in each case, prior to the Direction Deadline.

After the Direction Deadline, Computershare and its affiliates or agents will complete the tabulation of all directions. Computershare will tender the appropriate number of Shares, at the appropriate price(s), on behalf of the Partnership Plan.

Subject to the satisfaction of the conditions described in the Offer to Purchase, the Counterparty Banks will purchase up to $625 million in value of the Class A Shares and up to $1.875 billion in value of the Class C Shares that are properly tendered and not properly withdrawn prior to the expiration date of the Offers. As described in the Offer to Purchase, if one or both of the Offers is oversubscribed, the Shares tendered pursuant to the Class A Offer and/or Class C Offer may be subject to proration. Any Shares credited to your Partnership Plan account that are not purchased in the Class A Offer and/or Class C Offer will remain allocated to your individual account under the Partnership Plan.

Shares held in the Partnership Plan are eligible to participate in the odd lot priority and conditional tender provisions of the Offers.

EFFECT OF TENDER ON YOUR PARTNERSHIP PLAN ACCOUNT

If you direct Computershare to tender some or all of the Shares credited to a given Stock Fund within your Partnership Plan account, as of 11:00 a.m. BST, on the Direction Deadline, transactions involving the Shares credited to your Partnership Plan account that you have requested to tender, including all exchanges out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offers has been completed, unless the Offers are terminated or the completion dates are extended.

In the event that the Class A Offer and/or the Class C Offer are extended, the freeze on transactions involving the relevant Stock Fund(s) will, if feasible, be temporarily lifted until four (4) business days prior to the new expiration date of the applicable Offer unless otherwise communicated by Computershare, as extended, at which time a new freeze on these transactions involving the relevant Stock Fund(s) will commence. You can call the Computershare Helpline at +44 (0) 345 111 0321, between 8:30 am to 5:30 pm BST Monday to Friday, excluding public holidays, to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

If you directed Computershare NOT to tender any of the Shares in a given Stock Fund credited to your account or you did not provide directions in a timely manner, you will continue to have access to all transactions normally available to such Stock Fund, subject to the Partnership Plan rules.

PROCEEDS

For any Shares in the Partnership Plan that are tendered and purchased in the Offers, including any Shares held in the Partnership Plan’s forfeiture account that will be tendered proportionately, the Partnership Plan will receive cash.

If you elect to tender Shares and such Shares are accepted in the Offers, any proceeds received in respect of such Shares will be returned to you, by GBP cheque or BACs where Computershare has Bank Details registered for you, as soon as administratively possible after receipt of proceeds. Computershare anticipates that the processing of participant accounts will be completed within seven (7) business days of receipt of these proceeds. The sale proceeds will be denominated in USD, and Computershare will arrange for the proceeds to be converted into Sterling in accordance with Clause 6.1 of your SIP Share Dealing Terms and Conditions. You may call the Computershare Helpline at +44 (0) 345 111 0321 between 8:30 am to 5:30 pm BST Monday to Friday, excluding public holidays, or log on to www.computershare.com/virginmedia after the Offers are complete to learn the effect of the tender(s) on your Partnership Plan account.

SHARES OUTSIDE THE PARTNERSHIP PLAN

If you hold Shares outside of the Partnership Plan, you will receive, under separate cover, materials for the Offers to be used to tender those Shares. Those materials may not be used to direct Computershare to tender or not tender the Shares credited to your individual account under the Partnership Plan. Likewise, the tender of Shares credited to your individual account under the Partnership Plan will not be effective with respect to Shares you hold outside of the Partnership Plan. Similarly, the Tender Form(s) may not be used to tender Shares held outside of the Partnership Plan. The direction to tender or not tender Shares credited to your individual account under the Partnership Plan may only be made in accordance with the procedures in this letter and the other materials provided to you by Computershare.

TAX CONSEQUENCES

You will not recognize any immediate tax gain or loss as a result of the tender and sale of any Shares credited to your account in the Partnership Plan, provided that you do not withdraw your Shares from the Partnership Plan prior to the sale of any Shares. We encourage you to consult your tax advisor concerning your decision to participate in the Offers and possible tax ramifications.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender Shares credited to your individual account under the Partnership Plan, please contact the Computershare Helpline at +44 (0) 345 111 0321 between 8:30 am to 5:30 pm Monday to Friday BST, excluding public holidays. If you require additional information concerning the terms and conditions of the Offers, please call Innisfree M&A Incorporated, the information agent of the Offers, at 1-212-750-5833 or toll free at 1-888-750-5834.

This communication is not intended to be, nor should it be considered, legal, tax or financial advice to you. If you are in any doubt as to the decision you should take, you should seek independent professional advice. If you are taking advice in the United Kingdom, you are recommended to consult an independent financial adviser who is authorised under the Financial Services and Markets Act 2000. Your participation in this Offer is entirely optional. Neither, the Company or its Board of Directors or Computershare recommends whether you should participate or refrain from participating in this Offer.

Sincerely,

For and on behalf of
Computershare Plan Managers

Share Plan Administrator for the
Virgin Media Inc. Share Incentive Plan

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